EXHIBIT 21.1

SUBSIDIARIES OF VERSO TECHNOLOGIES, INC.

Name	State of Formation

Clarent Canada Ltd.	Quebec, Canada

Eltrax International, Inc.	Pennsylvania

Needham (Delaware) Corp., formerly known as MCK Communications, Inc.	Delaware

Provo Prepaid (Delaware) Corp., formerly known as NACT Communications, Inc.	Delaware

Telemate.Net Software, Inc.	Georgia

sentitO Networks, Inc.	Delaware

Verso Backhaul Solutions, Inc.	Georgia